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Exhibit 99.1

PRESS RELEASE

MEDICAL ALLIANCE SHAREHOLDERS APPROVE ICN
PHARMACEUTICALS TRANSACTION

COMPANY CHANGES NAME TO MAII HOLDINGS, INC.

IRVING, Texas--(BW HealthWire)--Dec. 8, 2000--At its annual meeting of shareholders held yesterday, Medical Alliance, Inc. (Nasdaq/NM:MAII - news) shareholders approved the previously announced transaction whereby a subsidiary of ICN Pharmaceuticals, Inc. (NYSE:ICN - news) will purchase the medical business assets of Medical Alliance for cash of $14.4 million. The transaction is subject to other conditions precedent. Shareholders also approved the change of the Company's name from Medical Alliance, Inc. to MAII Holdings, Inc.

Paul R. Herchman, chief executive officer of Medical Alliance, Inc., said, "Upon the closing of the transaction with ICN Pharmaceuticals, Inc., the Company will no longer have an operating business, but will have approximately $26 million in cash, after payment of transaction expenses, and $1 million of liabilities. The Company continues to talk with interested parties to explore opportunities available to the Company such as the sale of the Company's cash and corporate shell. We believe both these initiatives are in the best interest of our shareholders, but there is no assurance that the Company will be successful in either closing the ICN Pharmaceuticals transaction or selling the Company's cash and corporate shell."

Medical Alliance provides on site technology and personnel on a scheduled basis offering a complete range of medical and aesthetic elective services to dermatologists, plastic surgeons, ob-gyns and podiatrists across 42 states. The Company has two primary business lines - medical surgical/aesthetic elective services and medical equipment sales. Medical Alliance has served a network of approximately 3,000 physicians who have utilized the Company's services and has 176 managed care contracts covering, in the aggregate, approximately 98 million lives. Currently, physicians in the Company's network perform over 6,000 procedures monthly using the Company's services. The Company's services benefit patients and payors by broadening access to advanced medical technologies, improving patient satisfaction, increasing physician productivity, and substantially lowering the cost for procedures.

This press release contains forward-looking information. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be significantly impacted by certain risks and uncertainties described herein and in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 1999. For additional information about the Company, visit Medical Alliance's web site: http://www.medalliance.com/